Mail Stop 6010

							August 9, 2005


Gregory L. Doody, Esq.
Executive Vice President, General Counsel
      And Secretary
HealthSouth Corporation
One HealthSouth Parkway
Birmingham, Alabama  35243

Re:	HealthSouth Corporation
Annual Report on Form 10-K for the fiscal years ended December 31, 2003 and 2002, including a restatement of previously issued consolidated financial statements for the fiscal years ended
December
31, 2001 and 2000
	File No. 0-14940

Dear Mr. Doody:

	We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Industry Trends, page 15

1. Please provide us with copies of the documents you refer to in this section with respect to your use of statistical and dollar figures as well as disclosure concerning your overall industry.
Please mark the materials where it supports the claims and statements you make in this section.




Inpatient, page 16
Surgery Centers, page 18
Outpatient, page 19
Diagnostic, page 20

2. Please provide us with third party documentation supporting your disclosure on your ranking as a service provider in each of the industries listed in the above referenced sections.

Corporate and Other, page 20

3. We note your disclosure that you are exploring the sale of your only remaining acute care hospital as opposed to renovating the hospital at a cost of approximately $200 million. It is unclear why you are selling this facility and whether your future business plans include owning and operating acute care hospitals. Please consider and advise us as to what additional disclosure you should provide, if any, to further explain your future business plans.

Risk Factors, page 37

4. We note your disclosure on page 61 relating to downward pricing pressures in your markets; the impacts they appeared to have had or you believe will have on your operations; and your perceived need to increase efficiency in your surgery, outpatient and diagnostic divisions. Please advise us as to your consideration of a risk factor discussing the risks and consequences stemming from the following factors: (i) your need to make operations more efficient or in the alternative, dispose of inefficient operations in response to competitive pressure or downward pressure pricing; (ii) the historical and potential adverse changes in revenue and profitability to your surgery centers, outpatient and diagnostic divisions as well as the hospital you intend to sell; and (iii) the percentage of your business that these divisions and the hospital you intend to sell represent of your total business.

5. We note your disclosure on page 62 that this Form 10-K is your first periodic filing since 2002 and that you do not expect to become a current filer in compliance with SEC regulations until 2006 and therefore, do not expect to be able to apply for relisting on a major securities exchange until that time. Please advise us as to your consideration of a risk factor regarding the adverse consequences to shareholders and the company resulting from your lack of access to public markets and the consequences stemming from this risk.

"Limitations of our director and officer liability insurance and potential . . . .," page 38

6. Please tell us if you maintain director and liability insurance coverage for your current officers and directors. If so, please tell us the coverage amount and any restrictions you may have under the insurance coverage. In addition, please tell us if you are having any difficulties obtaining director and liability insurance coverage for your current director and officers not related to the pending actions referenced in your risk factor.

"We depend on our relationships with the physicians who use our facilities, page 42

7. Please advise us if you have experienced a decline in the number of physicians using your health care services due to recent negative events surrounding the company or otherwise. If so, please describe to us the impact it has had on your operations.

Securities Litigation, page 45

8. For each of the litigation matters discussed in this section, please provide us the total dollar amount sought by the plaintiffs.

Consolidated Adjusted EBITDA, pages 73-74

9. We note your presentation of Consolidated Adjusted EBITDA. As stipulated in your filing, management`s primary intention is to provide "investors with additional information about our ability to incur and service debt and make capital expenditures." As such, please provide the following information regarding your compliance with Item 10 of Regulation S-K:

a. As the management anticipates investors to use the financial measure to assess liquidity, please provide to us why management determined that the most directly comparable financial measure presented in accordance with GAAP is "loss from continuing operations before income tax expense and cumulative effect of accounting change." It would appear that the most directly comparable GAAP financial measure presented would be "net cash provided by operating activities."

b. Please provide more information as to why management believes that this presentation provides useful information to investors regarding the company`s "ability to incur and service debt and make capital expenditures" over and above "net cash provided by operating activities." It does not appear that you have adequately justified its use within the filing.

c. Please provide information as to how management has complied with
Item 10(1)(ii)(A) of Regulation S-K, which prohibits a registrant from excluding charges that required, or will require, cash settlement from a non-GAAP liquidity measure. It would appear that
"government and class action settlements expense" and "professional fees-reconstruction and restatement" would require cash settlement.

Critical Accounting Policies, pages 106-112

10. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure.

a. Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification
(i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. Include whether or not your billing system has the capacity to provide an aging schedule of your receivables, and if not, clarify how this affects your ability to estimate your allowance for bad debts.

b. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, provide why this classification is appropriate, and explain the historical percentage of amounts that get reclassified into self-pay.

Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-9
11.	Please provide a breakdown of your "net cash provided by
(used
in) discontinued operations" by activity (i.e. operating, investing and financing). Please provide your analysis of the accounting literature used to support the aggregation of these amounts in one line item as currently presented.

Summary of Significant Accounting Policies

Restricted Cash, page F-16

12.	Please provide us more information, in a disclosure-type
format,
regarding management`s current presentation of affiliate cash accounts as restricted. It would appear that a request from external partners not to commingle partnership cash does not legally restrict the company as to usage or withdrawal.

*	*	*



Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact J. Todd Sherman at (202) 551-3665 or Kevin Woody, Accounting Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Song P. Brandon at (202) 551-3621, or me at
(202) 551-3710 with any other questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director






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Gregory L. Doody
HealthSouth Corporation
August 9, 2005
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